SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 18, 2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/
Media Relations (1 212) 983-1702 ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A. Publicly Traded Company Corporate Taxpayer Registration 76.535.764/0001-43 NIRE 53 3 0000622 9	BRASIL TELECOM PARTICIPAÇÕES S.A. Publicly Traded Company Corporate Taxpayer Registration 02.570.688/0001-70 NIRE 53 3 0000581 8

MATERIAL FACT

Brasil Telecom Participações S.A. and Brasil Telecom S.A., in compliance with Brazilian Securities Commission (CVM) Instruction 358 of January 3, 2002, inform that, on September 17, 2003, filed in its headquarters the Shareholders’ Agreement of Invitel S.A.

Brasília, Brazil, September 17, 2003.

Carla Cico CEO and Investor Relations Officer	Paulo Pedrão Rio Branco CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer